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As filed with the Securities and Exchange Commission on November 20, 2013

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FS ENERGY AND POWER FUND
(Name of Subject Company (Issuer))
FS ENERGY AND POWER FUND
(Names of filing Persons (Offeror and Issuer))

Common Shares of Beneficial Interest,
Par Value $0.001 per share
(Title of Class of Securities)
30264D 109
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Michael C. Forman
President and Chief Executive Officer
FS Energy and Power Fund
Cira Centre
2929 Arch Street, Suite 675
Philadelphia, PA 19104
(215) 495-1150
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
James A. Lebovitz, Esq.
Thomas J. Friedmann, Esq.
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104
Tel: (215) 994-4000
Fax: (215) 994-2222

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$7,429,258.35	$956.89
*
The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: Not Applicable
    Form or Registration No.: Not Applicable
    Filing Party: Not Applicable
    Date Filed: Not Applicable

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☑	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase, dated November 20, 2013 (the "Offer to Purchase"), attached hereto as Exhibit 99(a)(1)(A), entitled "Summary Term Sheet," is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a) Name and Address. The name of the issuer is FS Energy and Power Fund, an externally managed, non-diversified, closed-end management investment company formed as a Delaware statutory trust ("FSEP" or the "Company"); the address of its principal executive office is Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, PA 19104; and the telephone number of its principal executive office is (215) 495-1150.

        (b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to purchase up to 767,882 shares of its issued and outstanding common shares of beneficial interest, par value $0.001 per share (the "Shares") (which number represents 2.5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2012). As of November 12, 2013, there were 158,200,245 Shares issued and outstanding. The offer is for cash at a price equal to 90% of the offering price per Share determined as of January 2, 2014 (the "Purchase Price"). The offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "Offer"). As an example of the calculation of the Purchase Price, the offering price on November 20, 2013, the date of the Company's most recent closing, was $10.75 per Share; 90% of this amount would equal a Purchase Price of $9.675 per Share. The Purchase Price for Shares in this Offer may be higher or lower than this amount.

        The information set forth in the Offer to Purchase is incorporated herein by reference.

        (c) Trading Market and Price. The Shares are not currently traded on an established trading market.

Item 3.    Identity and Background of Filing Person.

        (a) Name and Address. The Company is the filing person and the subject company. The information set forth under Item 2(a) above and in the Offer to Purchase under Section 9 ("Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a) Material Terms. The information set forth in the Offer to Purchase under the "Summary Term Sheet," Section 1 ("Purchase Price; Number of Shares; Expiration Date"), Section 3 ("Certain Conditions of the Offer"), Section 4 ("Procedures for Tendering Shares"), Section 5 ("Withdrawal Rights"), Section 6 ("Payment for Shares"), Section 9 ("Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares"), Section 10 ("Certain Effects of the Offer"), Section 13 ("Certain United States Federal Income Tax Consequences") and Section 14 ("Amendments; Extension of Tender Period; Termination") is incorporated herein by reference.

        (b) Purchases. The information set forth in the Offer to Purchase under Section 9 ("Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (e) Agreements Involving the Subject Company's Securities. The information set forth in the Offer to Purchase under Section 9 ("Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference. To the best of its knowledge, FSEP does not know of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between FSEP, any of its executive officers or trustees, any person controlling FSEP or any officer or director of any corporation ultimately in control of FSEP and any person with respect to any securities of FSEP (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a) Purposes. The information set forth in the Offer to Purchase under Section 2 ("Purpose of the Offer; Plans or Proposals of the Company") is incorporated herein by reference.

        (b) Use of Securities Acquired. The information set forth in the Offer to Purchase under Section 10 ("Certain Effects of the Offer") is incorporated herein by reference.

        (c) Plans. Except as previously disclosed by the Company or as referred to in the Offer to Purchase under Section 2 ("Purpose of the Offer; Plans or Proposals of the Company"), Section 7 ("Source and Amount of Funds") and Section 10 ("Certain Effects of the Offer"), each of which is incorporated herein by reference, the Company does not have any present plans or proposals and is not engaged in any negotiations that relate to or would result in:

          (a)   any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (b)   other than in connection with transactions in the ordinary course of the Company's operations and for purposes of funding the Offer, any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (c)   any material change in the Company's present dividend rate or policy, or indebtedness or capitalization of the Company;

          (d)   any change in the present board of trustees or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of trustees or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer;

          (e)   any other material change in the Company's corporate structure or business, including any plans or proposals to make any changes in the Company's investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended;

          (f)    any class of equity securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

          (g)   any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act or 1934, as amended (the "Exchange Act");

          (h)   the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act;

          (i)    other than in connection with transactions in the ordinary course of the Company's operations, the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

          (j)    any changes in the Company's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a) Source of Funds. The information set forth in the Offer to Purchase under Section 7 ("Source and Amount of Funds") is incorporated herein by reference.

        (b) Conditions. Not applicable.

        (d) Borrowed Funds. Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a) Securities Ownership. The information set forth in the Offer to Purchase under Section 9 ("Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

        (b) Securities Transactions. The information set forth in the Offer to Purchase under Section 9 ("Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a) Solicitations or Recommendations. Not applicable.

Item 10.    Financial Statements.

        (a) Financial Information. Not applicable. Financial statements have not been included because the consideration offered to security holders consists solely of cash; the Offer is not subject to any financing condition; and the Company is a public reporting company under Section 13(a) of the Exchange Act and files its reports electronically on the EDGAR system.

        (b) Pro Forma Financial Information. Not applicable.

Item 11.    Additional Information.

        (a) Agreements, Regulatory Requirements and Legal Proceedings.

        (1)   The information set forth in the Offer to Purchase under Section 9 ("Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

  (2)-(5) Not applicable.

        (b) Other Material Information. The entire text of the Offer to Purchase and the related Letter of Transmittal, attached hereto as Exhibit 99(a)(1)(B), are incorporated herein by reference.

Item 12.    Exhibits.

EXHIBIT NUMBER	DESCRIPTION
99(a)(1)(A)	Offer to Purchase, dated November 20, 2013.
99(a)(1)(B)	Form of Letter of Transmittal.
99(a)(1)(C)	Letter to Shareholders, dated November 20, 2013.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2013

FS ENERGY AND POWER FUND
By:	/s/ MICHAEL C. FORMAN
	Name:	Michael C. Forman
	Title:	President and Chief Executive Officer

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE